FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

_____________

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of JULY, 2005

OROMIN EXPLORATIONS LTD. (File #0-30614)

(Translation of registrant's name into English)

Suite 2000, 1055 West Hastings St., Vancouver, B.C. Canada, V6E 2E9

(Address of principal executive offices)

Attachments:

1.

Oromin Explorations Ltd. News Release Dated July 12, 2005,

2.

Oromin Explorations Ltd. Interim Financial Statements for the Period Ended May 31, 2005,

3.

Oromin Explorations Ltd. Form 52-109FT2 – Certification of Interim Filings during Transition Period, CEO & CFO.

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F    X     Form 40-F __________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No    X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):   82-________________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

OROMIN EXPLORATIONS LTD.

(Registrant)

Date: August 5, 2005

By:

“James G. Stewart”

 James G. Stewart

Its:       Secretary

(Title)

August 5, 2005

VIA EDGAR

SECURITIES AND EXCHANGE COMMISSION

Judiciary Plaza Office Building

450 Fifth Street, N.W.

Washington, D.C.   20549

Dear Sir or Madam:

RE:

Oromin Explorations Ltd. - (File #0-30614)

Form 6-K

On behalf of Oromin Explorations Ltd., a corporation under the laws of British Columbia, Canada, we enclose for filing, one (1) copy of Form 6-K, including exhibits.

If you have any questions, please contact the undersigned at your convenience.

Very truly yours,

OROMIN EXPLORATIONS LTD.

“James G. Stewart”

per:

James G. Stewart,

Secretary

Enclosures

cc:

Standard & Poor's Corporation (w. 3 copies)

Miller Thomson, Attn:  Mr. Rupert Legge

OROMIN

  Suite 2000, Guinness Tower, 1055 West Hastings Street, Vancouver, B.C.  Canada V6E 2E9

EXPLORATIONS LTD.

      Tel: (604) 331-8772   *  Fax: (604) 331-8773

July 12, 2005

Trading Symbol:  TSX Venture – OLE

Web Site:  www.oromin.com

NEWS RELEASE

Oromin Explorations Ltd. (TSX-V:OLE) announces that it has granted incentive stock options entitling the purchase of up to 180,000 shares of Oromin at a price of $0.35 per share exercisable until July 12, 2010.  The grant of these options is subject to regulatory approval.

On behalf of the Board of Directors of

OROMIN EXPLORATIONS LTD.

“Chet Idziszek”

Chet Idziszek, President

NO STOCK EXCHANGE HAS APPROVED OR DISAPPROVED THE INFORMATION CONTAINED HEREIN

OROMIN EXPLORATIONS LTD.

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Three months ended May 31, 2005

(Unaudited – Prepared by Management)

Unaudited Interim Financial Statements

In accordance with National Instrument 51-102 released by the Canadian Securities Administrators, the Company discloses that its auditors have not reviewed the interim unaudited consolidated financial statements for the period ended May 31, 2005.

Oromin Explorations Ltd.

(An exploration stage company)

Consolidated Balance Sheets as at

(Expressed in Canadian Dollars – Unaudited, Prepared by Management)

	May 31, 2005	February 28, 2005
ASSETS
Current
Cash and cash equivalents	$ 154,861	$ 648,769
Receivables	15,968	11,356
Receivables – cost recovery	896,313	212,624
Prepaid expenses and deposits	4,872	4,872
	1,072,014	877,621

Investments	1,377,940	1,377,940
Equipment	10,276	6,303
Resource properties (Note 4)	1,612,025	1,583,908
Performance bond – restricted cash	141,550	139,333
	$ 4,213,805	$ 3,985,105
LIABILITIES & SHAREHOLDERS’ EQUITY
Current
Accounts payable and accrued liabilities	$ 565,245	$ 443,033
Related party loans (Note 5)	625,000	625,000
	1,190,245	1,068,033
Shareholders’ equity
Capital stock (Note 6)
Authorized
100,000,000 common shares without par value
27,853,837 common shares (February 28, 2005 – 26,983,125)	12,056,916	11,878,025
Contributed surplus	290,053	250,386
Deficit	(9,323,409)	(9,211,339)
	3,023,560	2,917,072
	$ 4,213,805	$ 3,985,105

Nature of operations and going concern (Note 1)

Approved by the Board

 “Chet Idziszek”      Director

             “James G. Stewart”        Director

Oromin Explorations Ltd.

(An exploration stage company)

Consolidated Statements of Loss and Deficit

(Expressed in Canadian Dollars – Unaudited, Prepared by Management)

	Three Months Ended May 31, 2005	Three Months Ended May 31, 2004

EXPENSES
Amortization	$ 481	$ 373
Bank charges and loan interest	18,931	-
Filing and transfer fees	5,932	2,775
Office and rent	32,524	12,020
Professional fees	27,663	8,294
Office administration recovery	(61,947)	-
Shareholder information	2,079	1,760
Stock-based compensation	39,667	60,178
Travel and public relations	24,693	6,792
Wages and benefits	30,465	5,494
	(120,488)	(97,686)

OTHER INCOME (EXPENSE)
Interest income	1,329	1,973
Foreign exchange gain (loss)	7,089	(11,366)
	8,418	(9,393)

Loss for the period	(112,070)	(107,079)

Deficit – beginning of period	(9,211,339)	(8,763,170)

Deficit – end of period	(9,323,409)	$ (8,870,249)

Basic and diluted loss per share	$ (0.00)	$ (0.00)

Weighted number of shares outstanding	27,586,303	24,297,481

Oromin Explorations Ltd.

(An exploration stage company)

Consolidated Statements of Cash Flows

(Expressed in Canadian Dollars – Unaudited, Prepared by Management)

	Three Months Ended May 31, 2005	Three Months Ended May 31, 2004

CASH FLOWS FROM OPERATING ACTIVITIES
Net loss for the period	$ (112,070)	$ (107,079)
Items not affecting cash:
Amortization	481	373
Foreign exchange gain	(2,217)	(2,540)
Stock-based compensation	39,667	60,178
Changes in non-cash working capital items:
Receivables	(4,612)	(1,628)
Accounts payable and accrued liabilities	116,023	98,898
	37,272	48,202

CASH FLOWS FROM FINANCING ACTIVITY
Capital stock issued for cash	178,891	300,000

CASH FLOWS FROM INVESTING ACTIVITY
Expenditures on resource properties	(705,617)	(124,094)
Purchase of equipment	(4,454)
Proceeds from sale of interest in Argentina project	-	832,680
	(710,071)	708,586

Change in cash and cash equivalents	(493,908)	1,056,788

Cash and cash equivalents, beginning of period	648,769	515,795

Cash and cash equivalents, end of period	$ 154,861	$ 1,572,583

Supplemental disclosure with respect to cash flows (Note 11)

Oromin Explorations Ltd.

(An Exploration Stage Company)

Notes to The Interim Consolidated Financial Statements

(Expressed in Canadian Dollars – Unaudited, Prepared by Management)

For the three months ended May 31, 2005

1.

NATURE OF OPERATIONS AND GOING CONCERN

The Company is in the business of exploring its resource properties.  The Company’s current oil and gas and mineral exploration activities are in the pre-production stage.  Consequently, the Company considers itself to be an exploration stage Company.  The recoverability of the Company’s investments in resource properties is dependent upon the discovery of economically recoverable reserves, the ability of the Company to obtain necessary financing to complete the exploration and future profitable commercial production or proceeds from the disposition thereof.

As at May 31, 2005, the Company has a working capital deficiency of ($118,231) (February 28, 2005 – ($190,412)).  The Company’s ability to fulfill its obligations is dependent on its ability to secure additional financing, and while it has been successful in doing so in the past, there can be no assurance it will be able to do so in the future.  Accordingly, there is substantial doubt about the ability of the Company to continue as a going concern.  Management is actively pursuing additional funds by way of private placement to meet its level of general and administrative expenditures and expenditures on the exploration of its oil and gas properties.  In addition, management is pursuing joint venture partners to jointly explore the Company’s oil and gas properties in Argentina.

These interim unaudited consolidated financial statements have been prepared on a going concern basis, which assumes the Company will be able to realize its assets and discharge its liabilities in the normal course of business for the foreseeable future.  These interim unaudited consolidated financial statements do not include any adjustments that would be necessary should the Company be unable to continue as a going concern.

2.

INTERIM UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

These interim unaudited consolidated financial statements do not contain all the information required for annual financial statements and should be read in conjunction with the Company’s annual consolidated financial statements for the year ended February 28, 2005.

3.

SIGNIFICANT ACCOUNTING POLICIES

These interim unaudited consolidated financial statements follow the same accounting policies and methods of their application as the most recent annual consolidated financial statements of the Company.

Oromin Explorations Ltd.

(An Exploration Stage Company)

Notes to The Interim Consolidated Financial Statements

(Expressed in Canadian Dollars – Unaudited, Prepared by Management)

For the three months ended May 31, 2005

4.

RESOURCE PROPERTIES AND DEFERRED COSTS

	Santa Rosa Argentina	Sabodala Africa	Carneirinho Brazil	Total

Balance, February 28, 2005	$ 445,431	$ 1,134,520	$ 3,957	$ 1,583,908

Acquisition costs	-	-	31,275	31,275
Camp operation	-	26,461	-	26,461
Contractors and geological staff	17,095	391,765	1,500	410,360
Exploration office	-	69,279	-	69,279
Insurance	-	34,645	-	34,645
Land and legal	25,086	23,246	-	48,332
Travel and accommodation	2,503	83,765	6,399	92,667

Cost recovery	-	(684,902)	-	(684,902)

Balance, May 31, 2005	$ 490,115	$ 1,078,779	$ 43,131	$ 1,612,025

a)

Santa Rosa, Argentina

On September 29, 2000, the Company submitted a bid to the Secretariat of Energy of the Republic of Argentina to acquire certain oil and gas rights in the Cuyana Basin of central Argentina.  In March 2001, the Secretariat of Energy of the Republic of Argentina approved the Company’s bid to acquire a 100% interest in the oil and gas exploration rights in the Province of Mendoza in central Argentina (the “Santa Rosa Property”).  These exploration rights are for a period of six years and will be converted into exploitation rights for a period of 25 years if commercial quantities of hydrocarbons are discovered.  Upon the successful bid, the Company agreed to incur US $600,000 of exploration expenditures by March 20, 2003 (incurred) as a performance guarantee on the property.  The Company has yet to receive formal title to the Santa Rosa Property and exploration rights.

On June 26, 2002, the Company, through its subsidiary Cynthia Holdings Limited (“Cynthia”), entered into a letter agreement whereby it agreed to sell an effective 50% interest in its Santa Rosa Property for the sum of US $1,400,000 to Bible Resources Limited (“Bible”), a private Nevada corporation.  The agreement initially provided for the purchase price to be paid in three tranches, with US $400,000 due on or before July 31, 2002, a further US $400,000 on or before August 30, 2002 and the remaining US $600,000 to be paid by September 30, 2002.  The agreement is structured such that Exploraciones Oromin, S.A. (“Oromin, S.A.”) will be a wholly-owned subsidiary of Cynthia.  Currently, Oromin, S.A. is owned directly by Oromin Explorations Ltd. and not by Cynthia although management intends to make Oromin, S.A. a wholly-owned subsidiary of Cynthia.

Oromin Explorations Ltd.

(An Exploration Stage Company)

Notes to The Interim Consolidated Financial Statements

(Expressed in Canadian Dollars – Unaudited, Prepared by Management)

For the three months ended May 31, 2005

4.

RESOURCE PROPERTIES AND DEFERRED COSTS (cont’d…)

a)

Santa Rosa, Argentina (cont’d…)

The agreement has been amended a number of times and during the fiscal year ended February 28, 2005, Cynthia received $832,680 (US $600,000) in payment for a 17.52% effective interest in its Santa Rosa Property.  In addition, as consideration for extending the agreement, Surge Global Energy Inc. (“Surge”), Bible’s parent company and the assignee of Bible’s interests, issued 1,000,000 unregistered common shares at a value of $1,377,940 to Irie Isle Limited (“Irie”).  Cynthia is a subsidiary of Irie.  During the year ended February 28, 2005, Cynthia issued 212.415 common shares to Surge, representing the 17.52% effective interest in the Property.  Surge has elected not to acquire any further interest in the Santa Rosa Property.

Subject to funding, Irie and Surge will jointly undertake the next phase of the exploration program with all required funding for the upcoming phase of exploration and all future exploration and development of the Santa Rosa Property, will be borne proportionately by each party or be subject to dilution.

A director of the Company became a director of Surge in August 2002.

b)

Sabodala, Senegal

In October 2004, the Company was awarded an exploration concession in Senegal known as the Sabodala Project.  The exploration concession grants the Company the sole right to acquire a 100% interest in the Sabodala Project by spending at least US $8,000,000 on exploration over 22 months.  The Sabodala Project will be owned by the Oromin Joint Venture Group (“OJVG”), a proposed joint venture between the Company as to 43.5%, a private Saudi Arabian investor group as to 43.5% and a private Sénégalese investor group as to 13%, with the Company providing exploration and management services.

Under the proposed terms of the OJVG joint venture agreement, the private Saudi group will provide the initial US $2,800,00 in exploration expenditures, with the Company providing the subsequent US $5,200,000 commitment.  In addition, the private Saudi group has agreed to arrange a financing, through an equity placement in the Company, of at least US $4,000,000 of the Company’s expenditure commitment.  The private Senegalese investor group holds a free carried interest until the initial US $8,000,000 commitment is completed, at which time the three parties will bear all future costs associated with the exploration and development of the Sabodala Project on a pro rata basis, or be subject to dilutio

Oromin Explorations Ltd.

(An Exploration Stage Company)

Notes to The Interim Consolidated Financial Statements

(Expressed in Canadian Dollars – Unaudited, Prepared by Management)

For the three months ended May 31, 2005

4.

RESOURCE PROPERTIES AND DEFERRED COSTS (cont’d…)

c)

Carneirinho, Brazil

During the year ended February 28, 2005, the Company and a company related by way of common directors, were granted an option to jointly acquire a 100% interest in the Carneirinho gold property in north-central Brazil.  The option is structured as a two-stage option with the companies jointly acquiring a 50% interest at each stage.  In order to exercise the first option, the companies must pay the vendor US $50,000 on or before April 30, 2005 (paid), and a total of US $1,700,000 by April 30, 2009.  Following the exercise of the first option, in order to exercise the second option, the companies must pay the vendor an additional US $6,000,000 on or before April 30, 2010.

5.

RELATED PARTY LOANS

In February 2005 and amended April 2005, the Company arranged loans totalling $625,000 bearing interest at 12% per annum, of which $575,000 are due to directors and a company controlled by a director.  These loans are convertible at the option of the lenders into units of the Company at a price of $0.45 per unit, each unit consisting of one share and one share purchase warrant entitling the holder to purchase one additional share of the Company at a price of $0.45 per share for a period of two years following the date of conversion of the loan.  The value attributable to the conversion options was not significant.

The loans are repayable on the earlier of twenty-four months following the date the loans were advanced or on closing of the Company’s next financing sufficient to repay the loans.

Oromin Explorations Ltd.

(An Exploration Stage Company)

Notes to The Interim Consolidated Financial Statements

(Expressed in Canadian Dollars – Unaudited, Prepared by Management)

For the three months ended May 31, 2005

6.

CAPITAL STOCK AND CONTRIBUTED SURPLUS

Number of Shares		Amount	Contributed Surplus

Authorized 100,000,000 common shares without par value

Balance as at February 28, 2005	26,983,125	$ 11,878,025	$ 250,386
For cash on exercise of warrants	800,507	144,091	-
For cash on exercise of stock options	145,000	34,800	-
Escrow shares cancelled	(74,795)	-	-
Stock-based compensation (Note 7)	-	-	39,667

Balance as at May 31, 2005	27,853,837	$ 12,056,916	$ 290,053

During the three months ended May 31, 2005, 74,795 of the common shares held in escrow were cancelled.  As at May 31, 2005, 203 common shares are held in escrow.

7.

STOCK OPTIONS

The total fair value of stock options granted during the current period was $39,667 which has been recorded in the results of operations.

The following weighted average assumptions were used for the Black-Scholes valuation of options granted during the period.

Risk-free interest rate

3.3%

Expected life

1 – 5 years

Annualized volatility

82.9 – 98.6%

Dividend rate

0%

Oromin Explorations Ltd.

(An Exploration Stage Company)

Notes to The Interim Consolidated Financial Statements

(Expressed in Canadian Dollars – Unaudited, Prepared by Management)

For the three months ended May 31, 2005

7.

STOCK OPTIONS (cont’d…)

As at May 31, 2005, the following stock options were outstanding and exercisable:

Exercise Price	Number of Shares	Expiry Date

$ 0.20	427,000	September 28, 2005
0.34	191,749	February 8, 2006
0.50	100,000	March 24, 2006
0.20	245,000	July 4, 2006
0.16	50,000	December 1, 2008
0.25	909,000	January 22, 2009
0.25	300,000	March 3, 2009
0.30	295,781	October 29, 2009
0.40	75,000	May 27, 2010

	2,593,530

8.

WARRANTS

As at May 31, 2005, the following share purchase warrants were outstanding and exercisable:

Number of Shares	Exercise Price	Expiry Date

1,400,000	$ 0.25	March 1, 2006

9.

RELATED PARTY TRANSACTIONS

	2005	2004

Office and rent	$ 11,341	$ 8,337
Professional and consulting fees	67,329	23,523
Wages and benefits	34,500	34,500

Professional and consulting fees and wages and benefits have been expensed to operations, capitalized to resource properties or recorded as share issue costs, based on the nature of the expenditure.

Additional related party transactions are disclosed in Notes 4 (a) and 5.

Oromin Explorations Ltd.

(An Exploration Stage Company)

Notes to The Interim Consolidated Financial Statements

(Expressed in Canadian Dollars – Unaudited, Prepared by Management)

For the three months ended May 31, 2005

9.

RELATED PARTY TRANSACTIONS (cont’d…)

Included in accounts payable and accrued liabilities at May 31, 2005 is $148,503 (February 28, 2005 - $102,573) due to directors and companies with common directors.

These transactions are in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

10.

SEGMENTED INFORMATION

The Company has one operating segment, being the exploration of resource properties.  The Company’s equipment and resource properties are located in the following geographic areas:

	May 31, 2005	February 28, 2005

Argentina	$ 490,115	$ 445,431
Brazil	43,131	3,957
Senegal	1,078,779	1,134,520
Canada	10,276	6,303

	$ 1,622,301	$ 1,590,211

Oromin Explorations Ltd.

(An Exploration Stage Company)

Notes to The Interim Consolidated Financial Statements

(Expressed in Canadian Dollars – Unaudited, Prepared by Management)

For the three months ended May 31, 2005

11.

SUPPLEMENTAL DISCLOSURE WITH RESPECT TO CASH FLOWS

	2005	2004

Non-cash operating activities
Accounts payable incurred for resource property expenditures	$ 6,189	$ -
Receivables – recovery of resource property expenditures	(683,689)	-

	$ (677,500)	$ -

Non-cash financing activities
Shares issued on share subscriptions from prior year	$ -	$ 330,000
Share subscriptions	-	(330,000)

	$ -	$ -

Non-cash investing activities
Resource property expenditures incurred through accounts payable	$ (6,189)	$ -
Resource property expenditure recovery in receivables	683,689	-

	$ 677,500	$ -

FORM 51-102F1

MANAGEMENT DISCUSSION AND ANALYSIS

FOR THE THREE MONTH PERIOD

ENDED MAY 31, 2005

OROMIN EXPLORATIONS LTD.

FORM 51-102F1

MANAGEMENT DISCUSSION AND ANALYSIS

THREE MONTH PERIOD ENDED MAY 31, 2005

The following discussion and analysis, prepared as of July 27, 2005, should be read together with the interim unaudited consolidated financial statements for the three month period ended May 31, 2005 and related notes attached thereto, which are prepared in accordance with Canadian generally accepted accounting principles.  All amounts are stated in Canadian dollars unless otherwise indicated.

The reader should also refer to the annual audited financial statements for the years ended February 28, 2005 and February 29, 2004, and the Management Discussion and Analysis for those years.

Statements in this report that are not historical facts are forward-looking statements involving known and unknown risks and uncertainties, which could cause actual results to vary considerably from these statements.  Readers are cautioned not to put undue reliance on forward-looking statements.

Additional information related to the Company is available for view on SEDAR at www.sedar.com.

The Company is in the business of exploring its resource properties located in Argentina, Sénégal and Brazil, with the primary aim of developing them to a stage where they can be exploited at a profit.  The Company does not currently have any producing properties and its current operations are exploratory searches for hydrocarbons or minerals.  During the three month period ended May 31, 2005, the Company was primarily engaged in the exploration of its Santa Rosa property in Argentina and the Sabodala Property in Sénégal.

In the near term, the Company plans to continue its exploration activities on its Santa Rosa Property and its Sabodala Property and begin exploration of its Carneirinho Property.  Based on its existing working capital, the Company requires additional financing for its currently held properties during the upcoming fiscal year and is currently seeking such funding.  The Company had no material commitments for capital expenditures at the end of its most recent fiscal year, but intends, subject to raising the necessary financing, to incur additional exploration expenditures on its currently held properties during the fiscal year ending February 28, 2006.  In addition, the Company reviews acquisition proposals on a regular basis and, if an appropriate acquisition presents itself, the Company could, in the future, acquire additional oil and gas or mineral exploration properties.  None of the Company’s resource properties are in production and, therefore, do not produce any income.

The Company’s common shares trade on the TSX Venture Exchange under the symbol “OLE”.

Overall Performance

The following is a summary of significant events and transactions that occurred during the three month period ended May 31, 2005:

1.

In April 2005, the Company mobilised a field crew to begin the first phase of the proposed USD$8 million exploration program on its Sabodala Property in Sénégal which will include the acquisition of QuickBird High Resolution Satellite imagery, airborne geophysics, ground geophysics (including magnetics and induced polarization), regional and detailed geochemistry surveys, prospecting, geological and structural mapping, manual and mechanical trenching and extensive drilling.  During April and May, the Company carried out trenching at the Golouma area, completed a 6,242 line kilometre airborne geophysical survey over the entire Sabodala Property and cut more than 75 line-kilometres of GPS-controlled grid in preparation for ground geophysics, soil geochemistry and geologic mapping.

2.

In April 2005, the Company renegotiated loan agreements entered into during the fiscal year ended February 28, 2005 to borrow $625,000 to pay exploration office costs associated with the Company’s Sabodala Property.  These loan agreements now provide that the loans are due on the earlier of five business days following the closing of the Company’s next financing sufficient to repay such loans and February 2, 2007; bear interest at the rate of 12% per annum; are convertible at the option of the lenders into units of the Company at a price of $0.45 per unit, each unit being comprised of one share and one share purchase warrant entitling the purchase of an additional share of the Company at a price of $0.45 per share for a period of two years following the date of conversion of the loan.

3.

In May 2005, the Company renegotiated the terms of the Sabodala joint venture agreement with its joint venture partners.  The final agreement provides for the establishment of the Oromin Joint Venture Group (“OJVG”) a joint venture between the Company as to 43.5%, Bendon International Ltd. (“Bendon”), a private Saudi controlled company, as to 43.5% and Arab African Petroleum Company (“Arapco”), a private company based in Dakar, Sénégal as to 13%, with the Company providing exploration and management services.  Under the revised terms of the OJVG joint venture agreement, Bendon will provide the initial US$2.8 million (rather than US$3.3 million) in exploration expenditures with the Company providing the subsequent US$5.2 million (rather than US$4.7 million) commitment.  As consideration for the change in expenditure commitments of the parties, Bendon has agreed to arrange financing, through an equity placement in the Company, of at least US$4 million of the Company’s expenditure commitment (rather than simply hold a right of first refusal to provide such financing).  Bendon will also take a lead role in arranging any production financing that the OJVG may require.  Arapco holds a free carried interest until the initial US$8 million commitment is completed, at which time the three parties will bear all future costs associated with the exploration and development of the Sabodala Project on a pro rata basis, or be subject to dilution.

Selected Annual Information

The following table provides a brief summary of the Company’s financial operations.  For more detailed information, refer to the Financial Statements.

	Year Ended February 28, 2005	Year Ended February 29, 2004	Year Ended February 28, 2003
Total revenues	nil	nil	nil
Net loss	$448,169	$297,616	$193,126
Basic and diluted loss per share	(0.02)	(0.01)	(0.01)
Total assets	3,985,105	2,990,680	2,444,494
Total long-term liabilities	nil	nil	nil
Cash dividends	nil	nil	nil

During the fiscal year ended February 28, 2005, the total assets of the Company increased to $3,985,105 from $2,990,680 as at February 29, 2004, primarily due to the sale of an effective 17.52% interest in its Santa Rosa Property.  The significant increase in loss during the year ended February 28, 2005 compared to the loss for the year ended February 29, 2004 is primarily due to a foreign exchange loss of $117,752 and an increase of $32,420 in office and rent costs as a result of revised cost sharing arrangements with the other companies with which the Company shares office space.

The Company has not paid any dividends on its common shares.  The Company has no present intention of paying dividends on its common shares, as it anticipates that all available funds will be invested to finance the growth of its business.

Results of Operations

At May 31, 2005, the Company’s current assets totalled $1,072,014 compared to $1,586,753 at May 31, 2004.  The decrease is due to investments in resource properties and general and administrative expenses.  During the same period, current liabilities also increased to $1,190,245 from $389,900 due to increased exploration activity and a series of loans arranged to pay exploration office costs associated with the Company’s Sabodala Property.  Included in the Company’s current liabilities was payables or accrued liabilities of $148,503 due to related parties as a result of general and administrative expenses incurred by companies related by way of directors in common and as a result of professional services rendered by directors of the Company.  All such amounts are payable on demand.  Also included in the Company’s current liabilities are related party loans totalling $625,000 to pay exploration office costs associated with the Company’s Sabodala Property, of which $575,000 are with two directors of the Company and a company controlled by a director of the Company.  These loans are due on the earlier of five business days following the closing of the Company’s next financing sufficient to repay such loans and February 2, 2007.  As the Company intends to conduct a financing sufficient to repay such loans during the current fiscal year, such loans are characterised as current liabilities.  As a result, the Company had a working capital of deficiency of $118,231 at May 31, 2005 as compared with working capital of $1,196,853 at May 31, 2004.  As at both May 31, 2005 and May 31, 2004, the Company had no long-term debt.

At May 31, 2005, the Company had total assets of $4,213,805 as compared with $3,342,677 at May 31, 2004.  The increase is due to the receipt of shares of Surge Global Energy Inc. pursuant an agreement to extend the sale agreement for the sale of an effective 17.52% interest in the Santa Rosa Property.

Share capital as at May 31, 2005 was $12,056,916, up from $11,640,280 as at May 31, 2004 due to the sale of share capital.  During the three months ended May 31, 2005, the Company issued 800,507 shares pursuant to the exercise of warrants to generate proceeds of $144,091 and 145,000 shares pursuant to the exercise of stock options to generate proceeds of $34,800.  In addition, during the three months ended May 31, 2005, the Company cancelled 74,795 escrow shares in accordance with their terms of issuance.

The Company's largest cash outflows in the three months ended May 31, 2005 resulted from resource property expenditures of $705,617.  The most significant contribution to working capital in the three months ended May 31, 2005 was provided by the sale of share capital that generated cash proceeds of $178,891. The most significant contribution to working capital in the three months ended May 31, 2004 was provided by the sale of a 17.52% interest in the Company’s Santa Rosa Property that generated net proceeds of $832,680.

During the three months ended May 31, 2005 the Company recorded interest income of $1,329 and a foreign exchange gain of $7,089.  During the three months ended May 31, 2004 the Company recorded interest income of $1,973 and a foreign exchange loss of $11,366.

Expenses for the three months ended May 31, 2005 were $120,488, up from $97,686 for the three months ended May 31, 2004 primarily due to bank charges and loan interest which rose to $18,931 from nil as a result of the outstanding related party loans.  Expenses for various other items, including office and rent, travel and public relations and wages and benefits, increased during the period as a result of the Company’s increased exploration activities on its Sabodala Property, however the majority of these costs have been recovered pursuant to an agreement with the Company’s joint venture partner to fund such costs.  While the costs should be expensed under Canadian GAAP, they are considered allocable exploration expenses under the Sabodala Mining Convention and will be credited towards the Company’s required exploration expenditure for the Sabodala Property.

Net loss for the three months ended May 31, 2005 was $112,070 or $0.00 per share as compared with a net loss for the three months ended May 31, 2004 of $107,079 or $0.00 per share.

Summary of Quarterly Results

	Three Months Ended May 31, 2005	Three Months Ended February 28, 2005	Three Months Ended November 30, 2004	Three Months Ended August 31, 2004	Three Months Ended May 31, 2004	Three Months Ended February 29, 2004	Three Months Ended November 30, 2003	Three Months Ended August 31, 2003
Total assets	$4,213,805	$3,985,105	$3,056,139	$3,298,382	$3,342,677	2,990,680	2,616,211	2,641,157
Resource properties and deferred costs	1,612,025	1,583,908	2,020,451	1,868,888	1,602,392	2,310,978	2,248,519	2,219,044
Working capital (deficiency)	(118,231)	(190,412)	595,177	850,901	1,196,853	237,335	(94,407)	(47,687)
Shareholders’ equity	3,023,560	2,917,072	2,752,183	2,870,860	2,952,777	2,699,678	2,301,336	2,328,675
Revenues	Nil	nil	nil	nil	nil	nil	nil	nil
Net loss	(112,070)	(65,638)	(193,535)	(81,917)	(107,079)	(162,176)	(27,339)	(56,736)
Earnings (loss) per share	(0.00)	(0.00)	(0.01)	(0.00)	(0.00)	(0.01)	(0.00)	(0.00)

Significant changes in key financial data from 2003 to 2005 can be attributed to expenditures on the Santa Rosa property in Argentina, the sale of an effective 17.52% interest therein, expenditures on the Sabodala Property in Senegal and the sale of share capital.

Liquidity

The Company does not currently own or have an interest in any producing resource properties and has not derived any revenues from the sale of resource products in the last three financial years.  The Company's exploration activities have been funded through sales of common shares, and the Company expects that it will continue to be able to utilize this source of financing until it develops cash flow from its operations.  There can be no assurance, however, that the Company will be able to obtain required financing in the future on acceptable terms, or at all.  In the near term, the Company plans to continue its exploration activities on its Santa Rosa Property and the Sabodala Property and begin exploration of its Carneirinho Property.

Based on its existing working capital, the Company requires additional financing for the Santa Rosa Property if it is to proceed with drilling during the current fiscal year; for the Sabodala Project if it is to fully implement its planned exploration program thereon during the current fiscal year; and the Carneirinho Property if it is to begin exploration thereon during the current fiscal year.  If such funds are not available or cannot be obtained or are insufficient to cover such costs, the Company will be forced to curtail its exploration activities to a level for which funding is available or can be obtained.  Accordingly, there is substantial doubt about its ability to continue as a going concern.

	May 31, 2005	May 31, 2004

Working capital (deficiency)	($118,231)	1,196,853
Deficit	(9,323,409)	(8,870,249)

Capital Resources

During the three months ended May 31, 2005, the Company issued 800,507 shares pursuant to the exercise of warrants to generate proceeds of $144,091 and 145,000 shares pursuant to the exercise of stock options to generate proceeds of $34,800.  In addition, during the three months ended May 31, 2005, the Company cancelled 74,795 escrow shares in accordance with their terms of issuance.

During the three month period ended May 31, 2004, the Company issued 3,000,000 units at a price of $0.15 per unit to generate net proceeds of $450,000 pursuant to a non-brokered private placement.  Each unit is comprised of one common share of the Company and one half non-transferable share purchase warrant, each whole warrant entitling the purchase of one additional share of the Company at a price of $0.25 per share until March 1, 2006.  In addition, the Company issued 1,500,000 shares pursuant to the exercise of warrants to generate proceeds of $180,000.

While the Company has sufficient funds to meet its anticipated general and administrative expenses for the balance of the fiscal year, the Company will require additional financing if it is to proceed with its proposed exploration programs for its Santa Rosa Property and Sabodala Project during the current fiscal year.

Off-Balance Sheet Arrangements

The Company has no off-balance sheet arrangements.

Related Party Transactions

During the three months ended May 31, 2005, the Company incurred professional fees of $67,329 with companies related by directors in common.  These payments were comprised of $36,309 paid to a director of the Company and a company controlled by a director of the Company for geological consulting services and $31,020 accrued or paid to a company controlled by a director and officer of the Company for legal services.  The Company also paid wages and benefits of $34,500 to its Chief Executive Officer and incurred office and rent costs of $11,341 with companies related by way of common directors.

As at May 31, 2005, accounts payable includes $148,503 due to related parties as a result of expense reimbursement due to an officer of the Company and a company with directors in common, geological consulting services incurred with a director and a company controlled by a director and legal fees incurred with a company controlled by a director.

During the fiscal year ended February 28, 2005, the Company entered into loan agreements with two directors of the Company and a company controlled by a director of the Company to borrow $575,000 to pay exploration office costs associated with the Company’s Sabodala Property.  These loan agreements were replaced by loan agreements dated April 28, 2005 that provide that the loans are due on the earlier of five business days following the closing of the Company’s next financing sufficient to repay such loans and February 2, 2007; bear interest at the rate of 12% per annum; are convertible at the option of the lenders into units of the Company at a price of $0.45 per unit, each unit being comprised of one share and one share purchase warrant entitling the purchase of an additional share of the Company at a price of $0.45 per share for a period of two years following the date of conversion of the loan.

These transactions are in the normal course of operations and are measured at the exchange amount which is the amount of consideration established and agreed to by the Company and the related parties.

Proposed Transactions

At the date hereof, there are no proposed asset or business acquisitions or dispositions.

Critical Accounting Estimates

Mineral Properties

All costs related to the acquisition, exploration and development of mineral properties are capitalised by property.  If economically recoverable ore reserves are developed, capitalised costs of the related property are reclassified as mining assets and amortised using the unit of production method.  When a property is abandoned, all related costs are written off to operations.  If, after management review, it is determined that the carrying amount of a mineral property is impaired, that property is written down to its estimated net realisable value.  A mineral property is reviewed for impairment whenever events or changes in circumstances indicate that its carrying amount may not be recoverable.

The amounts shown for mineral properties do not necessarily represent present or future values.  Their recoverability is dependent upon the discovery of economically recoverable reserves, the ability of the Company to obtain the necessary financing to complete the development and future profitable production or proceeds from the disposition thereof.

Stock-based Compensation

The Company has adopted the accounting policy described in Section 3870 of the Canadian Institute of Chartered Accountants’ handbook, “Stock-Based Compensation and Other Stock-Based Payments”, which recommends the fair value-based methodology for measuring compensation costs.  The Company has adopted the fair value method, pursuant to which the Company recognises compensation costs for the granting of all stock options and direct awards of stock.  Any consideration paid by the option holders to purchase shares is credited to capital stock.

Foreign Currency Translation

The Company’s subsidiaries are integrated foreign operations and are translated into Canadian dollars using the temporal method.  Monetary items are translated at the exchange rate in effect at the balance sheet date; non-monetary items are translated at historical exchange rates.  Income and expense items are translated at rates approximating those in effect at the time of the transaction.  Translation gains and losses are reflected in the income or loss for the period.

Investments

 Long-term investments are carried at cost.  If it is determined that the value of the investments is permanently impaired, they are written down to net realizable value.

Changes in Accounting Policies

Asset Retirement Obligations

Effective March 1, 2004, the Company adopted the recommendations of CICA Handbook Section 3110, Asset Retirement Obligations.  This new section requires recognition of a legal liability for obligations relating to retirement of property, plant and equipment, and arising from the acquisition, construction, development or normal operation of those assets.  Such asset retirement cost must be recognised at fair value in the period in which it is incurred, added to the carrying value of the asset, and amortised into income on a systematic basis over its useful life.  Adoption of this standard has not affected the Company’s consolidated financial statements.

Financial Instruments

The Company’s financial instruments consist of cash and cash equivalents, receivables, investments, performance bond, accounts payable and accrued liabilities and related party loans.  Unless otherwise noted, it is management’s opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments.  The fair value of these financial instruments is approximately equal to their carrying values, unless otherwise noted.  As at May 31, 2005 approximately 33% of cash and cash equivalents is held in US dollars.  The performance bond arranged for the Santa Rosa Property is 100% US dollars and as at May 31, 2005, approximately 40% of the Company’s accounts payable and accrued liabilities are denominated in US dollars.  The Company does not use derivative instruments or foreign exchange contracts to hedge against gains or losses arising from foreign exchange fluctuations.

Other MD&A Requirements

Additional Disclosure for Venture Issuers without Significant Revenue

As at February 28, 2005, the Company had incurred cumulative acquisition and exploration costs of $2,656,051 with respect to its Santa Rosa Property in Argentina, however all of the expenditures were reduced to $445,431 as at February 28, 2005 due to cost recovery as a result of the cash and shares received from Surge Global Energy Inc. (“Surge”) pursuant to an agreement whereby the Company sold an effective 17.52% interest in the Santa Rosa Property to Surge.  During the three month period ended May 31, 2005, the Company incurred further exploration expenditures of $44,684 for a cumulative total (after cost recovery) of $490,115.  The expenditures in the three month period ended May 31, 2005 are comprised of contractor and geological staff costs of $17,095 or 38% of the total for the period; land and legal costs of $25,086 or 56% of the total for the period; and travel and accommodation of $2,503 or 6% of the total for the period.  The major components of cumulative expenditures (before cost recovery) are as follows: acquisition costs of $408,674 or 15% of the total; camp/financing costs of $532,531 or 20% of the total; contractor and geological staff costs of $779,787 or 28% of the total; geophysical costs of $307,788 or 11% of the total and land and legal costs of $497,637 or 18% of the total.

As at May 31, 2005, the Company had incurred net acquisition and exploration costs of $1,078,779 with respect to its Sabodala Property in Sénégal, following a cumulative cost recovery of $903,938 ($684,902 in the three months ended May 31, 2005).  The major components of this amount (before cost recovery) are as follows: exploration office costs of $711,653 or 36% of the total; contractor and geological staff costs of $844,894 or 43% of the total; land and legal costs of $94,262 or 5% of the total; and travel and accommodation costs of $267,856 or 14% of the total.  During the three months ended May 31, 2005, the Company carried out trenching at the Golouma area, completed a 6,242 line kilometre airborne geophysical survey over the entire Sabodala Property and cut more than 75 line-kilometres of GPS-controlled grid in preparation for ground geophysics, soil geochemistry and geologic mapping.

Disclosure of Outstanding Share Data

The authorized share capital of the Company consists of 100,000,000 common shares without par value of which 27,853,837 were outstanding at the end of the three months ended May 31, 2005 and as of the date hereof.

As at the date hereof, the Company has warrants outstanding entitling the purchase of 1,400,000 shares of the Company at a price of $0.25 per share until March 1, 2006.

As at the date hereof, the Company had the following incentive stock options outstanding:

Number of Stock Options	Exercise Price	Expiry Date

427,000	$0.20	September 28, 2005
191,749	$0.34	February 8, 2006
100,000	$0.50	March 24, 2006
245,000	$0.20	July 4, 2006
50,000	$0.16	December 1, 2008
909,000	$0.25	January 22, 2009
300,000	$0.25	March 3, 2009
295,781	$0.30	October 29, 2009
75,000	$0.40	May 27, 2010
2,593,530

Form 52-109FT2 – Certification of Interim Filings during Transition Period

I, Chet Idziszek, President and Chief Executive Officer of Oromin Explorations Ltd., certify that:

1.

I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings) of Oromin Explorations Ltd. (the “issuer”) for the interim period ended May 31, 2005;

2.

Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3.

Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for all the periods presented in the interim filings.

Date:

July 29, 2005

“Chet Idziszek”

Chet Idziszek

President

Form 52-109FT2 – Certification of Interim Filings during Transition Period

I, Naomi Corrigan, Chief Financial Officer of Oromin Explorations Ltd. certify that:

1.

I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings) of Oromin Explorations Ltd. (the “issuer”) for the interim period ended May 31, 2005;

2.

Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3.

Based on my knowledge, the interim consolidated financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.

Date:

July 29, 2005

“Naomi Corrigan”

Naomi Corrigan

Chief Financial Officer